SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Summary of the Resolutions approved by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2016

2.	English translation of notice regarding composition of the Board of Directors and the Supervisory Committee

TELECOM ARGENTINA S.A.	Item 1

Summary of the Resolutions approved by the Ordinary and Extraordinary

General Shareholders’ Meeting held on April 8, 2016

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1°) Appointment of two shareholders to approve and sign the Minutes of the Meeting.

Mrs. Maria de los Angeles Blanco Salgado, the representative of Nortel Inversora S.A. and Mr. Martín Juan Lanfranco, the representative of the Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Law N° 26,425 (or “ANSeS”), were appointed to approve and sign the Minutes.

2°) Consideration of the appointment of regular and alternate Directors. Consideration of the resignations submitted by three members and three alternate members of the Supervisory Committee and appointment of their replacements until the next Annual Ordinary Shareholders´ Meeting is held.

The Shareholders’ Meeting approved the appointment of the following persons as regular and alternate Directors and members of the Supervisory Committee to cover the vacancies generated by the resignation of the Directors and the members of the Supervisory Committee that were designated by the former controlling shareholder of the Company and with a mandate until the Annual Shareholders’ Meeting to be held on April 29, 2016:

Regular Directors: Mr. Mariano Marcelo Ibáñez; Mr. David Manuel Martínez; Mr. Carlos Alejandro Harrison; Mr. Martín Héctor D´Ambrosio; Mr. Pedro Chomnalez and Mr. Alejandro Macfarlane.

Alternate Directors: Mr. Baruki Luis Alberto González; Mr. Saturnino Jorge Funes; Mr. Bernardo Saravia Frías; Mr. Gabriel Hugo Fissore; Mr. José Luis Galimberti and Mr. Ignacio Villarroel.

Regular Members of the Supervisory Committee: Mr. Pablo Buey Fernández; Mr. Ernesto Juan Cassani and Mr. Diego Emilio Rangugni.

Alternate members of the Supervisory Committee: Mr. Javier Alegría; Mr. Pablo Cinque and Mr.Juan Facundo Genis.

3º) Review of the performance of the regular and alternate Directors as well as the members and alternate members of the Supervisory Committee who resigned due to the change of the controlling shareholder of Telecom Argentina S.A.

The Shareholders’ Meeting approved:

1)	the performance from April 29, 2015 until March 8, 2016 of the regular Directors Mrs. Francesca Petralia and Mr. Oscar Carlos Cristianci, Mr. Andrea Mangoni, Mr. Piergiorgio Peluso, Mr. Gianfranco Ciccarella and Mr. Enrique Llerena as well as the alternate Directors Mrs. María Virginia Genovés; Mr. Aldo Raúl Bruzoni, Mr. Lorenzo Canu, Mr. Jorge Alberto Firpo and Mr. Jorge Luis Pérez Alati, and

2)	the performance from April 29, 2015 as of today by the regular members of the Supervisory Committee Mrs. Evelina Leoní Sarrailh and Mrs. Susana Margarita Chiaramoni and Mr. Gustavo Adrián Enrique Gené and by the alternate members of the Supervisory Committee Mrs. Jacqueline Berzón and Mr. Gonzalo Francisco Oliva Beltrán and Mr. Alberto Gustavo González.

4°) To grant indemnity to the extent and as far as it is allowed by law, for a period of 6 years, to the members and alternate members of the Board of Directors and of the Supervisory Committee who resigned to their positions due to the change of the controlling shareholder of the Company and to the former Directors and members of the Supervisory Committee of Telecom Argentina S.A. nominated or appointed, directly or indirectly, by the former controlling shareholder.

It was approved to grant indemnity to the regular and alternate members of the Board of Directors and of the Supervisory Committee who resigned to their positions due to the change of the Company’s indirect controlling shareholder, and to the former Directors and members of the Supervisory Committee of the Company nominated or appointed, directly or indirectly, by the former controlling shareholder (the “Persons subject of indemnity”) in relation to their acts and omissions occurred before or on March 8, 2016, in the case of the Directors and before or on April 8, 2016, in the case of the members of the Supervisory Committee, to the extent and as far as is it allowed by law and by the Company´s bylaws , and for a period of 6 years counted from the above mentioned dates.

All resolutions, except item 1 that was unanimously approved, were adopted by the majority of computable votes after deducting the voluntary abstentions from the calculation base.

The Shareholders’ Meeting was attended by Tamara Casal on behalf of the Comisión Nacional de Valores and accountant Rafael Di Leo on behalf of the Buenos Aires Stock Exchange.

Mariano M. Ibañez

Chairman

FREE TRANSLATION FOR IMMEDIATE RELEASE	Item 2

Buenos Aires, April 8, 2016

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: COMPOSITION OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you the composition of the Board of Directors and the Supervisory Committee that will hold office through the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2015, in accordance to the resolutions adopted by the Ordinary and Extraordinary Shareholders’ Meeting held on April 8, 2016.

BOARD OF DIRECTORS: Chairman: Mariano Marcelo Ibañez. Vice-Chairman: Gerardo Werthein. Directors: David Manuel Martínez, Carlos Alejandro Harrison; Martín Héctor D´Ambrosio; Pedro Chomnalez; Alejandro Macfarlane and Esteban Gabriel Macek. Alternate Directors: Eduardo Federico Bauer, Baruki Luis Alberto González; Saturnino Jorge Funes; Bernardo Saravia Frías; Gabriel Hugo Fissore; José Luis Galimberti; Ignacio Villarroel and Pablo Alberto Gutiérrez.

SUPERVISORY COMMITTEE: Regular Members: Pablo Buey Fernández; Ernesto Juan Cassani; Diego Emilio Rangugni; Gerardo Prieto and Raúl Alberto Garré. Alternate Members: Javier Alegría; Pablo Cinque; Juan Facundo Genis; Guillermo Feldberg and Silvia Alejandra Rodriguez.

Yours sincerely,

Andrea V. Cerdan

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 8th, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations